UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FIRST BANCSHARES, Inc.

(Name of Issuer)

Common Stock, $0.01 par share

(Title of Class of Securities)

31868710 0

(CUSIP Number)
James W. Sight
2100 Brookwood
Mission Hills, Kansas 66208
(913) 362-9133
with a copy to:
Jefferson D. Dillon, Esq.
Shughart, Thomson & Kilroy, P.C.
120 W. 12th Street, Suite 1800
Kansas City, Missouri 64105
(816) 374-0525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previous filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	314308107

1	NAMES OF REPORTING PERSONS James W. Sight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		44,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,300

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.86%** **Based on 1,550,815 shares outstanding, as reported on Form 10-QSB for the quarter ended December 31, 2007

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*This Amendment No. 2 further amends Schedule 13D originally filed by James W. Sight on December 7, 2006, and Amendment No. 1 to Schedule 13D filed March 6, 2007.
Item 1. Security and Issuer
     This statement relates to the Common Stock, $0.01 par value per share (the “Shares”) of First Bancshares, Inc., a Missouri corporation (the “Company”), whose principal executive officers are located at 142 East First Street, P.O. Box 777, Mountain Grove, Missouri 65711.
Item 2. Identity and Background
(a)	Name of Person Filing:
James W. Sight (“Sight”)
(b)	Residence or Business Address:
2100 Brookwood, Mission Hills, Kansas 66208
(c)	Sight’s principal occupation is a securities trader and his address is listed in Item 2(b) above which is incorporated herein by this reference.

(d)	Sight has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Sight was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.
(f)	Citizenship:

United States of America
Item 3. Source and Amount of Funds or Other Consideration
     N/A
Item 4. Purpose of Transaction
     Sight disposed of 34,565 Shares, which reduced the aggregate number of Shares beneficially owned by him to less than five percent (5%) of the Company’s outstanding Shares.
Item 5. Interest in Securities of Issuer
     (a) See response corresponding to Row 11 of the Cover Page for the aggregate number of Shares beneficially owned by Sight, which is incorporated herein by reference. See response corresponding to Row 13 of the Cover Page for the percentage of Shares owned by Sight, which is incorporated herein by reference.
     (b) See response corresponding to Rows 7-10 of the Cover Page for the number of shares as to which Sight has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.
     (c) During the 60-day period beginning December 29, 2007, through February 27, 2008, Sight has effected the following Share transactions, each via the NASDAQ Stock Market:

Date of Acquisition:	No. of Shares:	Price per Share:
1/14/08	800	$13.93
1/18/08	100	$16.29

Date of Sale:	No. of Shares:	Price per Share:
2/12/08	700	$15.67
2/25/08	200	$18.00
2/26/08	22,500	$17.42
2/27/08	12,065	$16.71
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None
Item 7. Material to Be Filed as Exhibits
     None
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2008
Date
/s/ James W. Sight
Signature

James W. Sight
Name/Title